# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: M3-Brigade Acquisition V Corp., CIK 0002016072
CUSIP: G63212107
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/12/2025
Filed by CIK 0000017018
Persons authorized to receive notices and communications: Brandon Lutnick, 110 East 59th Street, New York, New York (NY), 10022, (212) 938-5000

## Reporting persons
- Cantor Fitzgerald, L.P. (CIK 0001024896): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 7,779,865; sole dispositive power 0; shared dispositive power 7,779,865; aggregate amount beneficially owned 7,779,865 (27.1% of the class)
- CF Group Management, Inc. (CIK 0001251145): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 7,779,865; sole dispositive power 0; shared dispositive power 7,779,865; aggregate amount beneficially owned 7,779,865 (27.1% of the class)
- Cantor Fitzgerald & Co. (CIK 0000017018): type of reporting person: broker-dealer (BD), partnership (PN); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 7,779,865; sole dispositive power 0; shared dispositive power 7,779,865; aggregate amount beneficially owned 7,779,865 (27.1% of the class)
- Cantor Fitzgerald Securities (CIK 0001219066): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 7,779,865; sole dispositive power 0; shared dispositive power 7,779,865; aggregate amount beneficially owned 7,779,865 (27.1% of the class)
- Brandon Lutnick (CIK 0002048880): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 7,779,865; sole dispositive power 0; shared dispositive power 7,779,865; aggregate amount beneficially owned 7,779,865 (27.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: M3-Brigade Acquisition V Corp.
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019

## Item 2. Identity and Background
Name of person filing: This statement is being filed by each of: (i) Cantor Fitzgerald & Co. ("CF&Co."), the record holder of the Class A Ordinary Shares, (ii) Cantor Fitzgerald Securities ("CF Securities"), the direct holder of a majority of the equity interests of CF&Co., (iii) Cantor Fitzgerald, L.P. ("Cantor"), the indirect holder of a majority of the equity interests of CF&Co. and CFS, (iv) CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP, and (v) Brandon G. Lutnick ("Mr. Lutnick"), the Chairman and Chief Executive Officer of CFLP and CFGM and also the trustee with decision making control of trusts that hold all of the voting shares of CFGM (each person or entity listed in clauses (i)-(v), a "Reporting Person" and, collectively, the "Reporting Persons").
Residence or business address: The address of the principal place of business and principal office of Cantor, CF&Co. and CF Securities is 110 East 59th Street, New York, New York 10022, and the address of the principal place of business and principal office of CFGM and the business address of Mr. Lutnick is 499 Park Avenue, New York, New York 10022. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Present principal occupation or employment: The principal business of Cantor, CF&Co. and CF Securities is providing financial services, including an array of financial products and services in the equity, fixed income and foreign exchange capital markets. The principal business of CFGM is to act as the Managing General Partner of Cantor. The principal occupation of Mr. Lutnick is to serve as an executive of Cantor and certain of its affiliates. The information set forth in Item 4 below is incorporated by reference herein.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Except as set forth below, during the last five (5) years, no Reporting Person or any other person for whom information is required to be disclosed pursuant to Instruction C to Schedule 13D has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 12, 2024, Cantor, without admitting or denying the SEC's findings, entered into a settlement with the SEC to resolve charges that, in 2020 and 2021, CF Finance Acquisition Corp. II and CF Acquisition Corp. V, two special purpose acquisition companies (each, a "SPAC") controlled by Cantor, included false and misleading statements about each SPAC's prior interactions with target businesses in their filings with the SEC, in violation of Section 17(a)(2) and 17(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-3 thereunder. Cantor cooperated immediately and fully with the SEC's investigation and agreed to cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) and 17(a)(3) of the Securities Act, Section 14(a) of the Exchange Act and Rule 14a-3 thereunder, and to pay a $6.75 million penalty.
Citizenship: Cantor is a Delaware limited partnership. CFGM is a New York corporation. CF&Co. and CF Securities are each New York general partnerships. Brandon G. Lutnick is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Class A Ordinary Shares currently beneficially owned by the Reporting Persons was approximately $83,774,906.15. The source of these funds was the working capital of CF&Co.

## Item 4. Purpose of Transaction
Purpose of transaction:
CF&Co. acquired the Class A Ordinary Shares in order to participate in any general meeting of the Issuer. CF&Co. currently intends to vote in favor of each of the proposals described in the Issuer's preliminary proxy statement dated December 5, 2025 (the "Preliminary Proxy"). The Issuer has granted CF&Co. a waiver of Article 49.5 of the Amended and Restated Memorandum and Articles of Association of the Issuer thereby permitting CF&Co. to redeem any and/or all Class A Ordinary Shares owned by CF&Co.

The Reporting Persons or their affiliates may purchase additional Class A Ordinary Shares or other securities of the Issuer and/or dispose of Class A Ordinary Shares or other securities of the Issuer in varying amounts and at varying times depending upon Reporting Persons' continuing assessment of pertinent factors, including, without limitation, the availability of Class A Ordinary Shares at particular price levels, the availability and nature of opportunities to dispose of Class A Ordinary Shares at particular price levels, resale restrictions applicable to the Reporting Persons, and the status of the Issuer's proposed Business Combination (including the likelihood of its approval). Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See cover pages pgs. 2-5, which are incorporated by reference herein.

The information set forth in Item 13 (Percent of Class Represented by Amount in Row (11)) on cover pgs. 2-5 for each of the Reporting Persons is based on 28,750,000 Class A Ordinary Shares issued and outstanding as of November 12, 2025, as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2025, filed on November 12, 2025.

As of the date hereof:

CF&Co. directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to all such Class A Ordinary Shares.

CF Securities, as the holder of a majority of the equity interests of CF&Co., may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares deemed beneficially owned by CF&Co. CF Securities disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

Cantor, as the indirect holder of a majority of the equity interests of CF&Co. and CF Securities, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares deemed beneficially owned by CF&Co. Cantor disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

CFGM, as the managing general partner of Cantor and through its direct or indirect control of the managing general partners of CF&Co. and CF Securities, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares deemed beneficially owned by Cantor, CF&Co. and CF Securities. CFGM disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

Brandon G. Lutnick, as the Chairman and Chief Executive Officer of Cantor and CFGM, and also the trustee with decision making control of the trusts that hold all of the voting shares of CFGM, controls CFGM and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares deemed beneficially owned by CFGM. Brandon G. Lutnick disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Number of shares as to which each person has sole or shared power to vote or dispose: See response (a) above.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, there have been no transactions in the Class A Ordinary Shares effected by the Reporting Persons during the last 60 days, other than brokerage transactions effected by CF&Co. on behalf of customers in the ordinary course of its business.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth under Items 4 and 5 responsive hereto is incorporated herein by reference. Additionally, in the ordinary course of its business, CF&Co. facilitates transactions in securities by customers, which could include Issuer securities. CF&Co. is entitled to certain fees upon the closing of the Issuer's proposed private placements and Business Combination, which are described in further detail in the Preliminary Proxy under the heading "Conflicts of Interest - As to Cantor Fitzgerald & Co. ("Cantor"), BTIG, LLC ("BTIG") and Houlihan Lokey Capital Inc. ("Houlihan")".

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 Joint Filing Agreement pursuant to Rule 13d-1(k).

## Signatures
- Cantor Fitzgerald, L.P.: /s/ Brandon G. Lutnick, Brandon G. Lutnick /Chairman & Chief Executive Officer (12/19/2025)
- CF Group Management, Inc.: /s/ Brandon G. Lutnick, Brandon G. Lutnick / Chief Executive Officer (12/19/2025)
- Cantor Fitzgerald & Co.: /s/ Pascal Bandelier, Pascal Bandelier / Co-Chief Executive Officer (12/19/2025)
- Cantor Fitzgerald Securities: /s/ Pascal Bandelier, Pascal Bandelier / Co-Chief Executive Officer (12/19/2025)
- Brandon Lutnick: /s/ Brandon G. Lutnick, Brandon G. Lutnick (12/19/2025)